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                              October 16, 2020

       Daniel Fetters
       Co-Chief Executive Officer
       Acies Acquisition Corp.
       1219 Morningside Drive, Suite 110
       Manhattan Beach, CA 90266

                                                        Re: Acies Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2020
                                                            File No. 333-249297

       Dear Mr. Fetters:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed October 5, 2020

       Summary Financial Data, page 29

   1.                                                   Please revise to
include a separate    as-adjusted    column giving effect to the sale of units
                                                        in this offering and
the private placement warrants, along with explanatory notes as appropriate.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Daniel Fetters
Acies Acquisition Corp.
October 16, 2020
Page 2

       You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584
with any other questions.



                                                         Sincerely,
FirstName LastNameDaniel Fetters
                                                         Division of
Corporation Finance
Comapany NameAcies Acquisition Corp.
                                                         Office of Energy &
Transportation
October 16, 2020 Page 2
cc:       Benjamin S. Reichel
FirstName LastName